SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -----------------------

                                  SCHEDULE 13D
                                 Amendment No.1
                                 (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13-d-(1)(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              INDIGO AVIATION AB
--------------------------------------------------------------------------------
                               (Name of Issuer)

                 American Depositary Shares each representing
                  one Ordinary Share, SEK 3.14 Nominal Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   45567P104
--------------------------------------------------------------------------------
                                (CUSIP Number)

                            Thomas J. Reid, Esquire
                             Davis Polk & Wardwell
                              1 Frederick's Place
                               London, EC2R 8AB
                                    England
                              011-44-171-418-1300
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications )

                               December 16, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(3), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)








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


--------------------------------------------
             CUSIP No. 45567P104
--------------------------------------------

-------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS

         AERFI GROUP PLC

         IRS IDENTIFICATION NOS. ABOVE PERSONS (ENTITIES ONLY)
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     [ ]
                                                              (b)     [ ]

-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(e) OR 2(f)                                                 [ ]

-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         IRELAND
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7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,928,555
-------------------------------------------------------------------------------
8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                           [ ]

-------------------------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         96.9
-------------------------------------------------------------------------------
10.      TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------


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



--------------------------------------------
             CUSIP No. 45567P104
--------------------------------------------

-------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS

         AERFI SVERIGE AB

         IRS IDENTIFICATION NOS. ABOVE PERSONS (ENTITIES ONLY)
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [ ]
                                                                (b)     [ ]

-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(e) OR 2(f)                                              [ ]

-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         KINGDOM OF SWEDEN
-------------------------------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,036,885
-------------------------------------------------------------------------------
8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                         [ ]
-------------------------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         44.7
-------------------------------------------------------------------------------
10.      TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------




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


This Amendment No.1 to the Schedule 13D amends and supplements the Schedule 13D filed on December 10, 1999, by (i) AerFi Group plc or AerFi, an Irish limited liability company, and (ii) AerFi Sverige AB or AerFi Sverige, a Swedish corporation and an indirectly, wholly-owned subsidiary of AerFi, in respect of the offer by AerFi Sverige to purchase all of the issued and outstanding ordinary shares (the "Shares"), SEK 3.14 nominal value per share, and (without duplication) the American depositary shares each representing one ordinary share of Indigo Aviation AB or Indigo, a Swedish corporation, at a price of $13.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the offer to purchase dated November 17, 1999 and in the related letter of transmittal (which together constitute the offer). The offer is not being made with respect to 72.7% of Indigo's issued and outstanding shares which are owned by certain shareholders of Indigo who have agreed to exchange/sell those shares to AerFi and AerFi Sverige in separate transactions under a share exchange agreement and a share purchase agreement.

AerFi and AerFi Sverige hereby amend and supplement the Schedule 13D as follows:

   Item 5.  Interest in Securities of the Issuer.

Item 5(a) is hereby amended and supplemented as follows:

The offer expired at 12:00 midnight, New York City time, on December 15, 1999. As of the expiration of the offer, based on the preliminary information from the depositary for the offer, approximately 24.2% of the outstanding ordinary shares of Indigo have been tendered. AerFi has accepted for payment all validly tendered shares. Payment for the accepted shares will be made on December 16, 1999. The press release issued by AerFi, dated December 16, 1999, announcing the expiration of the offer is listed below as Exhibit 9, and is incorporated herein by reference.

   Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit 9           Text of Press Release issued by AerFi on December 16, 1999*

--------
* Filed as an exhibit to the Final Amendment to the Statement on Schedule 14D-1 filed by AerFi and AerFi Sverige on December 16, 1999, and incorporated herein by reference.

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


                                   SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: December 16, 1999

                                AERFI GROUP PLC


                                By: /s/ Patrick Blaney
                                   ------------------------------
                                   Name:  Patrick Blaney
                                   Title: Chief Executive Officer


                                AERFI SVERIGE AB


                                By: /s/ John Redmond
                                   ------------------------------
                                   Name:  John Redmond
                                   Title: Director




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